

07005232



SEC MAIL PROCESSING
RECEIVED
SECTION
MAR 30 2007
WASH, D.C.
186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ML Petrie Parkman Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Seventeenth Street, Suite 1100
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor J. Nesi 212-449-9808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner & Hottman PC
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/14

4/18 BB

OATH OR AFFIRMATION

I, Victor J. Nesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ML Petrie Parkman & Co. Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

JANETTE ANN BARRAZA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA6076581
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES ~~JUNE 24,~~ 20 11/13/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH, D.C.
186
SECTION

ML Petrie Parkman Co., Inc.

(SEC I.D. No. 8-42126)

Consolidated Statement of Financial Condition
December 31, 2006

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

ML Petrie Parkman Co., Inc.
Index
December 31, 2006

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH, D.C.
186
SECTION

Board of Directors and Stockholder
ML Petrie Parkman Co., Inc.
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of ML Petrie Parkman Co., Inc. and subsidiaries (a wholly owned subsidiary of Merrill Lynch & Co., Inc.) as of December 31, 2006. The consolidated statement of financial position is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial position based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the consolidated financial position of ML Petrie Parkman Co., Inc. (a wholly owned subsidiary of Merrill Lynch & Co., Inc.) as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 5, the Company was acquired by Merrill Lynch & Co., Inc. on December 8, 2006 and recapitalized in connection with the acquisition and merger.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 27, 2007
Denver, Colorado

ML Petrie Parkman Co. Inc.
Consolidated Statement of Financial Condition
December 31, 2006

ASSETS	
Current assets	
Cash and cash equivalents	$ 3,847,182
Restricted cash	250,000
Accounts receivable	920,832
Prepaid expenses	81,730
	5,099,744
Furniture and equipment	2,163,256
Accumulated depreciation and amortization	(445,285)
	1,717,971
Deferred tax asset	1,185,189
Other assets	359,162
Total Assets	$ 8,362,066
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ 760,058
Severence payable	2,154,201
Bonuses payable	421,455
	3,335,714
Deferred rent	57,758
Total Liabilities	$ 3,393,472
Commitments and contingencies (Note 4)	
Stockholders' equity	
Common Stock, $0.01 par value, 40,000,000 shares authorized 1,000 shares issued and outstanding	10
Additional paid-in-capital	1,396,840
Retained earnings	3,571,744
Total Stockholders' Equity	4,968,594
Total Liabilities and Stockholders' Equity	$ 8,362,066

The accompanying notes are an integral part of these financials statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Petrie Parkman & Co., Inc. was incorporated pursuant to the Delaware general corporation law on February 20, 1989. Petrie Parkman & Co., Inc. and its subsidiaries, Denver Energy Advisors, LLC and PPC, LLC (the "Company") currently have offices in Denver and Houston. The Company's revenues are derived primarily from underwriting, financial advisory and institutional research activities related to the oil and gas industry. The Company is a registered broker dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In consolidation, all significant intercompany balances and transactions are eliminated.

In December 2006, ML Petrie Acquisition I, LLC, a wholly owned subsidiary of Merrill Lynch, merged into the Company. The Company continued as the surviving company and its name was changed to ML Petrie Parkman Co., Inc. At that time, all 19,685,000 common shares outstanding were exchanged for 1,000 common shares of ML Petrie Parkman Co., Inc., ("ML PPC") and a capital contribution of $1,200,000 was made by Merrill Lynch.

The Company's clearing agent ("Clearing Broker Dealer") is Pershing, LLC. During 2006, the Company cleared all transactions on behalf of customers on a fully disclosed basis with the Clearing Broker Dealer. Customers were required to transmit funds and securities directly to the Clearing Broker Dealer. The Clearing Broker Dealer carried all customer accounts and maintained related books and records. In conjunction with the merger the Company discontinued transactions on behalf of customers. During the first quarter of 2007, all client holdings were transferred to other broker dealers.

The Company sold a wholly owned subsidiary, Houston Energy Advisors, LLC, in conjunction with the merger. A summary of the net assets at the date of sale is as follows:

Cash and equivalents	$ 131,766
Accounts receivable	377,525
Furniture, fixtures and equipment	5,945
Bonuses payable	(292,335)
Other accrued liabilities	(157,720)
Net assets	$ 65,181

The following is a summary of significant accounting policies consistently followed by the Company.

Receivables

Accounts receivable represent the value of unsettled securities transactions, account balances arising from participation in underwritings and balances arising from services provided to investment banking customers in accordance with the terms of the respective contract. At December 31, 2006, four customers accounted for 83% of the accounts receivable balance.

Securities Transactions

Investment securities are carried at market value, with unrealized gains and losses recorded currently in the consolidated statement of income. The Company determines market value by reference to published sources. Purchases and sales with normal settlement periods are recorded based upon trade date. There were no realized or unrealized gains or losses on securities for the year ended December 31, 2006. Non-marketable securities held at December 31, 2006, are carried at cost and are included in other assets on the consolidated statement of financial condition.

Income Taxes
Prior to December 8, 2006, the Company was an S corporation and any taxable income or loss was reported on the tax returns of its shareholders. Effective December 8, 2006 in connection with the acquisition and merger with ML Petrie Acquisition I, LLC, the Company converted from an S corporation to a C corporation. As a result, the Company now accounts for income taxes using the asset and liability method, which requires the establishment of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to the extent deferred tax assets may not be recoverable after consideration of the future reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income.

The Company was included in Merrill Lynch & Co, Inc.'s consolidated federal income tax return for the year ended December 31, 2006. In addition, each company is allocated the tax benefit due to it as a result of the utilization of that company's tax loss or credits by other members of the consolidated tax group. In the states in which the Company is subject to state income tax, it files either on a consolidated basis (with the other subsidiaries of Merrill Lynch & Co, Inc.) or on a stand-alone basis.

Estimates
The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments
The Company transacts trades of securities and may utilize derivative financial instruments as economic hedges of underlying exposures associated with specific security transactions. Both the derivative financial instruments and the securities would be recorded at market value on the consolidated statements of financial condition; however at December 31, 2006 the Company did not hold any derivative financial instruments.

2. Cash, Cash Equivalents and Restricted Cash

The Company considers cash and cash equivalents as cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

The Company invests its excess cash in interest-bearing securities and accounts.

At December 31, 2006 cash and cash equivalents and restricted cash consisted of the following:

Cash and operating accounts with Clearing Broker / Dealer	$ 991,712
Treasury bill money market mutual fund	2,847,332
Other miscellaneous operating accounts	8,138
Total cash and cash equivalents	$ 3,847,182
Restricted cash (a)	$ 250,000

(a) In compliance with an agreement with its Clearing Broker/Dealer, the Company is required to maintain $250,000 of cash in an interest-bearing collateral account.

The accompanying notes are an integral part of these financials statements.

3. Furniture and Equipment

Furniture and equipment is recorded at historical cost and depreciation is provided on furniture and equipment using the straight-line method over their estimated useful lives, which range from three to five years. The Company's fractional interest in an airplane is recorded at historical cost and depreciated using the straight-line method over twenty years. Leasehold improvements are amortized using the straight-line method over the term of the applicable leases. Gains and losses on dispositions are recorded at gross proceeds less net book value and are included in operations. The Company wrote-off fully depreciated furniture and equipment and fully amortized leasehold improvements in the amount of $391,064 during 2006. The major classes of furniture and equipment at December 31, 2006 are as follows:

Fractional interest in airplane	1,281,000
Leasehold improvements	111,602
Sub-Total	$ 2,163,256
Less: Accumulated depreciation and amortization	(445,285)
Net furniture and equipment	$ 1,717,971

4. Commitments and Contingencies

The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on various dates through 2011. The lease on the Denver office space was amended effective September 1, 2006 and terminates on June 30, 2011. The company may terminate the lease on June 30, 2008 or June 30, 2009 with termination payments equal to 25% of the remaining lease term. The lease on the Houston office space was renewed effective October 1, 2004 and terminates on September 30, 2011. Minimum rental payments under these leases are as follows for the years ending December 31:

2007	$ 554,039
2008	570,788
2009	600,929
2010	609,983
2011	372,713
Total	$ 2,708,452

Excluded from operating lease commitments are amounts related to insurance, taxes, common area maintenance, and other operating cost on the leased portion of its office space.

From time to time the Company is involved in legal proceedings, claims and litigation arising from the normal course of operations. Although the outcome of such matters cannot be predicted with certainty, in the opinion of management, based on discussions with legal counsel, resulting losses in connection with such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. As such, the Company has not accrued any contingent liability in connection with the aforementioned matters.

5. Income Taxes

Prior to the merger, the Company had been approved by the Internal Revenue Service as a Subchapter S Corporation and, as such, all taxable income is allocated to individual stockholders; accordingly, no income tax had been provided for at the corporate level. Subsequent to the merger with ML Petrie Acquisition I, LLC the Company converted to a C Corporation.

The deferred tax asset recorded at December 31, 2006 represents the net temporary differences between the tax and book basis of assets and liabilities. The components of the deferred tax assets and liabilites, based on the effective tax rate were as follows:

Accrued severance and bonuses	$ 976,254
Net operating loss carryforwards	208,935
Deferred tax asset	$ 1,185,189

The Company has net operating loss carryforward of approximately $550,000 which will expire in 2026 if unused.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $646,763, which was greater than its required net capital of $226,231. The Company's ratio of aggregate indebtedness to net capital was 5.25 to 1. Certain advances, distributions and other capital withdrawals of the Company are subject to certain notifications and restrictive provisions of the Rule. The Company reports periodically to its designated examining authority.

ML Parkman & Co., Inc.

Report on Internal Control
Required by SEC Rule 17a-5
For the year ended December 31, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH., D.C.
186
SECTION

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

Board of Directors and Stockholder
ML Petrie Parkman Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of ML Petrie Parkman Co., Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 27, 2007
Denver, Colorado

END